Allianz Life Advisers, LLC
5701 Golden Hills Drive  Minneapolis Minnesota  55416-1297
Telephone: 763-765-6500


28 August 2007

Robert DeChellis, President
Allianz Life Financial Services
5701 Golden Hills Drive
Minneapolis, MN 55416-1297

       RE: Distribution Agreement Dated August 28,2007, Among Allianz variable Insurance Products Trust, Allianz Life Variable Insurance Products Fund of Funds Trust, and Allianz Life Financial Services, LLC

Dear Robert:

Under the terms of the Distribution Agreement referenced above, a copy of which is attached, Allianz Life Financial Services, LLC ("ALFS") receives as compensation 12b-1 fees from the outstanding series of the Allianz Variable Insurances Products Trust and the Allianz Life Variable Insurances Products Fund of Fmds Trust (together, the "Trusts"). As additional compensation (I) for the reporting of the receipt and disbursement of such 12b-1 fees to Allianz Life Advisers, LLC ("AZLA") for purposes of preparing its quarterly reports to the Board of Trustees of the Trusts and (2) supplying such other information as AZLA shall from time to time require regarding the activities of ALFS as distributor for the Trusts, AZLA hereby agrees to pay ALFS an annual fee of fifty thousand dollars ($50,000.00). Such fee shall be paid quarterly in arrears no later than the tenth business day of the month following the end of each calendar quarter.

Sincerely,

/s/ Brian Muench

Brian Muench
Vice President

                                        Acknowledged and agreed to by
                                        Allianz Life Financial Services, LLC

                                        /s/ Robert DeChellis
                                        ________________________________
                                        Robert DeChellis, President